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November 26, 2008

Securities and Exchange Commission
100 F Street, N.W
Washington, DC 20549-1004

ATTN: Document Control - EDGAR

RE:     Post-Effective Amendment No. 9 on Form N-4
        RiverSource Variable Annuity Account
        File Nos. 333-139759 and 811-7195
        RiverSource FlexChoice Select Variable Annuity

Dear Commissioners:

On behalf of RiverSource Variable Annuity Account ("Registrant"), RiverSource Life Insurance Company ("Company") is filing Post-Effective Amendment No. 9("Amendment No. 9") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement the prospectus for RiverSource FlexChoice Select Variable Annuity.

This supplement describes increase in charges for the Accumulation Benefit rider and SecureSource riders, effective for contracts purchased on or after Jan. 26, 2009. It also describes restrictions regarding Portfolio Navigator's models availability with the Accumulation benefit rider.

The Prospectus relating to the above-listed variable annuity filed with Post-Effective Amendment No. 7 to Registration Statement No. 333-139759 on or about April 24, 2008, has been incorporated by reference to this Amendment No.9. The combined Statement of Additional Information and Financial Statements for RiverSource Variable Annuity Account dated May 1, 2008 filed electronically as Part B to Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008, is incorporated by reference to this Amendment No.9.

Registrant intends this supplement filing to serve as a Template Filing for the following product filings which are all filed under Form N-4:

                                           1933        1940                                               LIFE INSURANCE
PRODUCT NAME                               ACT #       ACT #             REGISTRANT NAME                   COMPANY NAME
-------------------------------------   ----------   ---------   --------------------------------   --------------------------
RiverSource AccessChoice Select                                  RiverSource Variable Annuity       RiverSource Life Insurance
Variable Annuity                        333-139759    811-7195   Account                            Company
RiverSource Endeavor Select Variable                             RiverSource Variable Annuity       RiverSource Life Insurance
Annuity                                 333-139763    811-7195   Account                            Company
RiverSource Innovations Select                                   RiverSource Variable Annuity       RiverSource Life Insurance
Variable Annuity                        333-139763    811-7195   Account                            Company
RiverSource Signature One Select                                 RiverSource Variable Annuity       RiverSource Life Insurance
Variable Annuity                        333-139762    811-7195   Account                            Company
RiverSource Signature Select Variable                            RiverSource Variable Annuity       RiverSource Life Insurance
Annuity                                 333-139760    811-7195   Account                            Company

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

Wells Fargo Advantage Builder Select                             RiverSource Variable Annuity       RiverSource Life Insurance
Variable Annuity                        333-139762    811-7195   Account                            Company
RiverSource Endeavor Select Variable                             RiverSource of New York Variable   RiverSource Life Insurance
Annuity NY                              333-139764   811-07511   Annuity Account 2                  Co. of New York
RiverSource FlexChoice Select                                    RiverSource of New York Variable   RiverSource Life Insurance
Variable Annuity NY                     333-144422   811-07511   Annuity Account 2                  Co. of New York
RiverSource Innovations Select                                   RiverSource of New York Variable   RiverSource Life Insurance
Variable Annuity NY                     333-139764   811-07511   Annuity Account 2                  Co. of New York

Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under 1933 Act, under separate cover.

Pursuant to Rule 461, Registrant respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on January 9, 2009.

If there is anything I can do to expedite review of the enclosed Amendment No. 9 or if you have any questions regarding this filing, please contact me at (612) 671-2237 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Rodney J. Vessels
-------------------------------------
Rodney J. Vessels
Counsel